50
3/16/03

03002233

'ED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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SEC FILE NUMBER
8 - 49445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VENTURE PARTNERS CAPITAL, L.L.C.

MAR 20 2003

THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. BOX 9, 1224 MILL STREET
(No. and Street)

KENSINGTON	**CT**	**06037**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAMUEL OCCHIPINTI **(860) 828-3332**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH DC
165

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

MAR 19 2003

OATH OR AFFIRMATION

I, **SAMUEL OCCHIPINTI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VENTURE PARTNERS CAPITAL, L.L.C.**, as of **DECEMBER 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public My Commission Expires 1/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENTURE PARTNERS CAPITAL, L.L.C..

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Notes to statement of financial condition	3 – 4

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Venture Partners Capital, L.L.C.
Kensington, Connecticut

We have audited the accompanying statement of financial condition of Venture Partners Capital, L.L.C. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Venture Partners Capital, L.L.C. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 17, 2003

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	54,716
Loans receivable - related party and member (Note 4)		152,026
Investment securities - restricted stock and warrants (Note 2)		514,013
Equipment, net of accumulated depreciation of $20,345		4,665
	$	725,420

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	25,391
Members' equity (Note 3)		700,029
	$	725,420

See Notes to Statement of Financial Condition.

VENTURE PARTNERS CAPITAL, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Venture Partners Capital, L.L.C. (the "Company") was approved on July 29, 1997 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The latest date on which the Company is to dissolve is December 31, 2046. The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings.

Significant Accounting Policies:

Basis of accounting:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments which are readily convertible into cash.

Investment securities:

Marketable securities are valued at market value based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the-counter. Restricted warrants and stock are valued based on market quotations of related unrestricted stock, if available, or determined by the managing member.

Equipment:

The Company records equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three years.

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned. Realized gains/losses on sale of securities are recorded on a trade-date basis. Unrealized gains / losses on securities are reflected in income (see Note 2).

Income taxes:

The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax expense or refunds.

VENTURE PARTNERS CAPITAL, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies (continued)

Accounting estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Placement Fees

The Company receives cash, restricted stock, and warrants in exchange for certain placement services rendered. Any restricted stock and warrants received are initially recorded as revenues using the Company's estimate of fair value at the date of receipt. Subsequent changes in fair value are reflected as increases or decreases in fair value of securities owned.

During 2002, certain restricted stock became marketable as a result of a registration statement filed by the issuer with the Securities and Exchange Commission. In addition, certain of the warrants received for restricted stock have strike prices which are lower than the underlying shares quoted market price. In these instances, the fair value of the warrants has been estimated to be equal to the difference between the value of the underlying shares and the exercise price of the warrants. For the year ended December 31, 2002, the Company recognized unrealized loss on marketable securities and restricted stock and warrants of $54,157.

One of the Company's major clients accounted for 100 percent of total placement fee revenues earned during 2002.

Note 3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $29,325 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was .87 to 1.

Note 4. Loans Receivable – Related Party and Member

During 2002, the Company loaned $122,000 to an affiliated company (Monadnock Funding, LLC). The loan bears interest at 2% and is due on demand.

In addition, the Company paid excess distributions during 2002 to two members resulting in loans receivable of $30,026 as of December 31, 2002. The loans bear interest at 2% and are due on demand. No payments were received against these loans in 2002.